Quarterly Activities Report

For the Three months Ended 31 DECeMBER 2023

Key Highlights:

NOVONIX Anode Materials

▪
NOVONIX finalized US$100 million grant from U.S. Department of Energy (DOE) Office of Manufacturing and Energy Supply Chains (MESC)
▪
Continued to progress DOE ATVM (Advanced Technology Vehicle Manufacturing) loan application
▪
Progressed anode customer sampling and discussions
▪
Advanced Riverside engineering and continued production campaigns

NOVONIX Battery Technology Solutions

▪
Continued development of artificial intelligence and machine learning models
▪
Advanced cathode materials development through additional chemistries
▪
Released an advanced module for Ultra High Precision Coulometry (UHPC) testing equipment

Corporate

▪
Progressed ESG (Environmental, Social, and Governance) reporting program leveraging the results of a recently conducted materiality assessment
▪
Quarter end cash balance of US$78.7 million

Dr. Chris Burns, CEO of NOVONIX, noted, “As NOVONIX closed the year, we were proud of the operational progress we were able achieve throughout 2023. We delivered key milestones on four main priorities: maintaining our technological lead in the battery materials sector; progressing and validating our Generation 3 furnace technology at mass production scale; sampling and working with tier one customers; and securing financing in the form of the DOE office of Manufacturing and Energy Supply Chains US$100 million grant in the fourth quarter.

Our first-in-the-world graphitization technology continues to attract attention from tier one customers looking for a localized and more sustainable anode material supplier. China highlighted the urgency of localization efforts with its announcement in the fourth quarter on export controls for graphite. This showcases the urgent need for a localized market for

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX

30 January 2024

battery materials in the USA and further highlights NOVONIX's leadership position in producing synthetic graphite to support EV and ESS market growth.

We believe that 2024 will be a landmark year, as we look to begin to scale our anode business towards commercial production, progress our cathode synthesis business, and pursue additional capital support including through the DOE Loan Program Office.”

Two Generation 3 Furnace systems and milling equipment installed in NOVONIX’s Riverside facility

NOVONIX Anode Materials

NOVONIX Anode Materials (“NAM”), located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used in lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The Company has recently doubled its production target to 20,000 tonnes per annum (tpa) at its first manufacturing plant, Riverside.

The Company plans to begin commercial production in late 2024 at an initial 3,000 tpa to support the Company’s supply agreement with KORE Power and position us to advance our development of materials for LG Energy Solution under our joint development agreement, with the goal of eventually reaching at least 150,000 tpa of total production capacity in North America. The Company continues to actively engage with other prospective customers about product sampling and qualification, production timelines, and potential supply agreements that could be supported from Riverside or future production facilities.

In the quarter, the Company progressed engineering work to support the expanded capacity target at the Riverside facility. This engineering report will enable the continued deployment of additional mass production equipment for the start of commercial production in late 2024. NOVONIX also continued to advance plans for a new production facility with an initial production target of at least 30,000 tpa. The engineering and design of this facility will leverage the updated engineering specifications from Riverside.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	2 | P a g e

30 January 2024

Additional highlights and updates from the fourth quarter include:

▪
Continued production campaigns at Riverside of NOVONIX’s proprietary Generation 3 graphitization furnaces to build operational data and support customer trials.
▪
Progressed engagements with tier one cell and automotive manufacturers through additional material sampling and qualification from both its pilot facility and Riverside production facility.
▪
Progressed engineering for Riverside facility that will serve as a blueprint for its next proposed facility.
▪
Finalized the US$100 million grant from the DOE Office of MESC to be utilized at the Riverside facility.
▪
Ongoing site selection process for a new high-performance battery grade synthetic graphite production facility.
▪
Continued progress with the DOE Loan Programs Office (LPO) to support a future mass production facility.

As highlighted in the Company’s October business update webcast, one of the Company’s synthetic graphite products, GX-23, produced in its continued production campaigns, has achieved all target physical and electrochemical specification as well as met the engineering specifications for performance and efficiency for the Generation 3 furnace systems.

The below figure shows 130 hours of data from a production campaign completed in September. The continuous output from a single Generation 3 furnace, producing multiple tonnes of material, was confirmed to meet the target for the degree of graphitization for the product.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	3 | P a g e

30 January 2024

Process economics for synthetic graphite are defined by three drivers: raw input costs (primarily coke products from suppliers such as its strategic partner Phillips 66); energy costs from Tennessee Valley Authority (TVA); and operating costs, which include labor and depreciation among other items. Customers require different product specifications which influence costs. These recent production campaigns demonstrate the Company’s ability to reach competitive cost targets. Currently, the Company is targeting operating margins ranging from 23% to 28% based on estimated sales prices ranging from US$7/kg to US$10/kg depending on customer product specifications.

The Company is continuing to work with government programs for financial support that may further improve NOVONIX’s cost structure such as the 45X Advanced Manufacturing Production Credit. The figure below shows the Company’s current estimates for production economics at Riverside with ranges representing different products with varying cost structures and target sale prices.

U.S. Department of Energy Funding Opportunities

In the fourth quarter, NOVONIX’s Anode Materials division finalized its US$100 million grant from the U.S. DOE Office of MESC to expand domestic production of high-performance, synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee.

This funding from DOE’s MESC is enabled by the Bipartisan Infrastructure Law (BIL) with the goals of strengthening the North American’ battery supply chain, supporting American manufacturing and jobs, and innovation in critical energy industries. Synthetic graphite is currently imported almost exclusively from China, and NOVONIX’s plant aims to be the first large-scale battery-grade synthetic graphite manufacturing operation in the US. DOE MESC will work closely with NOVONIX to oversee the award over the course of the project through full operation.

The DOE LPO has US$15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the ATVM. This program provides debt capital at U.S. Treasury rates. In October 2022, the Company formally submitted its application for a loan under the

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	4 | P a g e

30 January 2024

ATVM program. The loan, if received, could contribute a large component of the funding needed for the Company’s current plans for NAM’s growth.

The Inflation Reduction Act (IRA) presents several opportunities for manufacturers to fund new battery materials and renewable projects, offset total tax liability, or generate cash from certain tax credits due to the new credit monetization capability.

Two major changes to the U.S. tax credits regime include the introduction of the advanced manufacturing production tax credit under Internal Revenue Code (IRC) Section 45X and the revival of the qualifying advanced energy project credit under IRC Section 48C. Both credits are monetizable and may be exchanged for cash.

The 48C credit is a tax credit based on the capital investment in an industrial or manufacturing facility, and the amount of the credit does not vary depending on how much product a plant sells. Conversely, the 45X credit is earned over time based on the production and sale of specific, eligible components.

In the fourth quarter, the U.S. Department of the Treasury provided updated guidance on the definition of critical minerals that will be eligible for 45X credit which confirms the eligibility of NOVONIX’s production of high-performance synthetic graphite for batteries. Also in the fourth quarter, the Company submitted applications to the U.S. DOE to receive 48C tax credits for its existing Riverside facility and a new potential production facility.

These government programs provide a significant opportunity to support the Company’s financing needs. In the fourth quarter, the Company continued to support LPO’s information requests and investigate how different sources of financing can best be used in tandem to fund growth plans and effectuate the Biden Administration’s industrial policy aims for growing a domestic battery supply chain onshore.

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”) is an innovation leader in battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS has front-line access across the battery value chain and continues to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development.

The Company has continued to advance its development work in the quarter with SandboxAQ, an enterprise SaaS company that combines artificial intelligence (AI) with quantum analysis (AQ), to leverage AI and machine learning (ML). Initial data-driven model performance based on early cycling data can correctly identify the cell failure modes which ultimately makes it possible to estimate the cycle life and enables much faster decision making within the development cycle. The resulting models will be used for data products and services in 2024, building on the Company’s purpose-built, proprietary, battery data platform.

BTS continued to build a strong pipeline to support revenue growth for hardware sales and continued to add and expand key strategic accounts for R&D service offerings.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	5 | P a g e

30 January 2024

Quarter Ending	31 December 2023	30 September 2023	30 June 2023	31 March 2023
Revenue	US$2.37M	US$1.78M	US$1.51M	US$2.41M

Note: Quarterly revenue figures have not been audited.

Additional highlights and updates from the fourth quarter include:

▪
Quarterly BTS revenue increased 26% to US$2.37 million from the previous quarter.
▪
Launched a light version of the machine learning data and analytics offering and initiated the onboarding process with R&D services customers enabling revenue generation.
▪
Participated in the Advanced Automotive Battery Conference in San Diego, CA in December where Dr. Mark McArthur spoke about the advancement of NOVONIX’s all-dry, zero-waste nickel-based cathode material synthesis technology.
▪
Released an advanced control module for its Ultra-High Precision Coulometry (UHPC) testing equipment, providing scalability in feature development.

Cathode Pilot Line

The Company has continued its investment in the intellectual property developed around its all-dry, zero-waste cathode synthesis technology. The 10 tpa pilot line has further demonstrated the manufacturability of the Company’s cathode materials and technology and provided samples to potential customers and partners.

Development continued on a mid-nickel grade of single crystal product (“NMC622”) using its all-dry, zero-waste processing and has leveraged advanced analytical and electrochemical diagnostics to further support the comparability to commercially available material.

The Company has also advanced additional product chemistry workstreams to advance development of high-nickel (e.g., “NMC811”) and cobalt-free materials (high-lithium, high-manganese cathode materials, “NMC640”, and “NMC730”) using its all-dry process. Capacity retention of high-nickel materials, when tested in coin half-cells, are equal to or better than commercial materials while being produced in what is anticipated to be a lower cost and more sustainable process at scale than conventional methods. These high-nickel materials will begin full cell performance testing in industrial format lithium-ion cells leveraging its capabilities at BTS in 2024. The cobalt-free powders showed promising results in the fourth quarter using various analytical diagnostic methods to assess the crystallography compared to reference materials.

NOVONIX has been advancing its all-dry, zero-waste cathode synthesis technology since 2020 and it continues to strengthen its patent portfolios. The Company has submitted one additional patent application supporting process improvements for the all-dry, zero-waste cathode synthesis process in December and now has eleven families of patents pending review. This patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g. elimination of sodium sulphate) in the cathode manufacturing process.

The Company continues its commercial discussions with precursor and cathode suppliers, cell manufacturers and OEMs, regarding the Company’s cathode materials and technology, including sampling of its products from the pilot line.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	6 | P a g e

30 January 2024

Corporate

NOVONIX participated in the following events in the fourth quarter of 2023:

▪
NOVONIX business update webcast was delivered October 5th;
▪
ShareCafe "Hidden Gems” webinar occurred on October 11th;
▪
OTC Small Cap Growth Virtual Investor Conference was held October 12th;
▪
Citi Australia and New Zealand Investment Conference in which NOVONIX participated virtually on October 13th;
▪
Presented at Benchmark Minerals’ Benchmark Week 2023, November 14th-16th in Los Angeles, CA;
▪
Attended Janney Montgomery Scott Clean Energy Investment Symposium held December 5th-6th in New Orleans, LA;
▪
Participated in Chardan’s Battery Technology Virtual Conference Series on Monday, December 11th;
▪
Bank of America Battery Tech Mini-Conference where NOVONIX presented virtually on Tuesday, December 12th.

A total of US$232,000 was paid to directors and their associates for salaries, director fees and superannuation during the quarter ended 31 December 2023.

Cash Balance

The Company’s cash balance at 31 December 2023 was US$78.7 million.

Capital Expenditures

The Company invested US$1.61 million in the fourth quarter of 2023 inclusive of capital towards production assets at its Riverside facility in Tennessee and for the cathode pilot line in Nova Scotia.

ESG Update

NOVONIX continues to prioritize its ESG policies and reporting. The Company recognizes that ESG considerations have a material impact on its business and stakeholders. The Company is committed to operating a profitable, ethical, and sustainable business and is actively articulating and developing an ESG program aligned with its values.

The Company began to develop its ESG program by establishing a management committee comprised of internal subject matter experts from across the Company (the “ESG Committee”) and engaged with a third-party ESG advisor. The ESG Committee performed a materiality assessment to identify the most significant ESG topics that demanded the Company’s initial attention in developing the ESG program. In the fourth quarter, the Company implemented initiatives from the materiality assessment and the committee’s recommendations to formalize its ESG program. The Company’s plans align with its commitment to release the inaugural Sustainability Report in 2024. As the ESG Committee develops the ESG program, the Company will continue to emphasize transparency regarding its sustainability performance, progress and engagement with various stakeholders.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	7 | P a g e

30 January 2024

To follow the Company’s sustainability efforts and for more ESG information, click on the website link to access the NOVONIX sustainability page.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate that involve substantial risks and uncertainties All statements other than statements of historical facts contained in this communication, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding current legislation, graphite and battery markets, our joint research and development agreement with LG Energy Solution, future supply commitments, the development of NOVONIX’s proposed new facility for the production of anode materials for EV batteries, the Company’s ability to scale-up production of its anode or cathode materials, the anticipated performance and benefits of its anode and cathode materials, approval of government programs such as LPO loans or tax credits, and the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results,

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	8 | P a g e

30 January 2024

performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- Factors that could affect our business and results are included in our SEC filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this communication primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this com. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the annual report with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	9 | P a g e

30 January 2024

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

NOVONIX Limited (ASX: NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane QLD 4000 AUSTRALIA	www.novonixgroup.com ASX: NVX Nasdaq: NVX	10 | P a g e

30 January 2024 Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 December 2023

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
1.	Cash flows from operating activities	1,578	7,680
1.1	Receipts from customers
1.2	Payments for	(541)	(4,387)
	(a) research and development
	(b) product manufacturing and operating costs	(1,289)	(5,033)
	(c) advertising and marketing	(96)	(321)
	(d) leased assets	-	-
	(e) staff costs	(4,063)	(17,194)
	(f) administration and corporate costs	(2,862)	(18,695)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	348	1,621
1.5	Interest and other costs of finance paid	(410)	(1,872)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	1,198	1,972
1.9	Net cash from / (used in) operating activities	(6,137)	(36,229)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(1,915)	(19,182)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(6)	(14)
2.2	Proceeds from disposal of:	-	-
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other – Refunds / (payments for security deposits	(335)	7,461
2.6	Net cash from / (used in) investing activities	(2,256)	(11,735)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	30,000
3.3	Proceeds from exercise of options	54	338
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(2)	(60)
3.5	Proceeds from borrowings	-	754
3.6	Repayment of borrowings	(288)	(1,074)
3.7	Transaction costs related to loans and borrowings	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(211)	(648)
3.10	Net cash from / (used in) financing activities	(447)	29,310

4.	Net increase / (decrease) in cash and cash equivalents for the period	86,752	99,039
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(6,137)	(36,229)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,256)	(11,735)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(447)	29,310
4.5	Effect of movement in exchange rates on cash held	801	(1,672)
4.6	Cash and cash equivalents at end of period	78,713	78,713

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	61,961	58,722
5.2	Call deposits	16,752	28,030
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	78,713	86,752

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		232
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	39,987	38,604
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	39,987	38,604

7.5	Unused financing facilities available at quarter end		1,383

7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 8.3%. As at 31 December 2023 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,953,060.67 as at 31 December 2023. Interest rate is variable and is currently 8.3%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 7.8%. As at 31 December 2023 it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$450,000. As at 31 December 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 December 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 31 December 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As at 31 December 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 31 December 2023. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(6,137)
8.2	Cash and cash equivalents at quarter end (item 4.6)	78,713
8.3	Unused finance facilities available at quarter end (item 7.5)	1,383
8.4	Total available funding (item 8.2 + item 8.3)	80,096

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	13.1

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A
8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1.
This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2.
This statement gives a true and fair view of the matters disclosed.

Date:	30 January 2024

Authorised by:	By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 7
+ See chapter 19 of the ASX Listing Rules for defined terms.